Mail Stop 4561
									September 9, 2005

Mr. F. Dale Markham
Chief Executive Officer
REIT Americas, Inc.
2960 N. Swan Road, Suite 300
Tucson, AZ 85712

      Re:	REIT Americas, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 20005 File No. 33-11863

Dear Mr. Markham:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 13 - Exhibits and Reports on Form 8-K, page 16

1. Please revise the certifications included as exhibits 31.1 and
31.2 to conform to the presentation presented in Item 601(b)(31) of
Regulation S-B, if such statements continue to be true considering the revised wording and evaluation date as of the period end, rather than as of a date within 90 days of the filing. Refer to Management`s Report on Internal Control over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8392, available on our website at
<http://www.sec.gov/rules/final/33-8392.htm> for guidance.  Please make conforming changes to the Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005.

Item 14 - Controls and Procedures Disclosure, page 16
2. We note your disclosure that your "chief executive officer and chief financial officer have concluded that disclosure controls and procedures are, to the best of their knowledge, effective to ensure that the information required to be disclosed by REIT Americas, Inc.
in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in Securities and Exchange Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
3. Please revise your disclosure regarding management`s assessment of disclosure controls and procedures to reflect an evaluation date as of the end of the period covered by the report, if such statements continue to be true considering the revised date. Please refer to
Item 307 of Regulation S-B and Section II.F.3 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at <http://www.sec.gov/rules/final/33-
8238.htm>.
4. We note your disclosure that, "Subsequent to the date of their evaluation, our chief executive officer and acting chief financial officer have concluded that there were no significant changes in internal controls or in other factors that could significantly affect its internal controls, including any corrective actions with regard to significant deficiencies or material weaknesses." Please revise to clarify whether the Company made any significant changes to internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company`s internal control over financial reporting. Please refer to Item 308(c) of Regulation S-B and Section II.F.3 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please make conforming changes in your Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005.

Financial Statements

Note 7 - Capitalization, page F-9
5. We note that your Series A Convertible Preferred Stock is convertible to common stock at the fixed rate of ten shares of common stock to one share of preferred stock. Please tell us how you considered the guidance in EITF 98-5 in determining whether proceeds should be allocated to the conversion feature.

Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June
30, 2005

Item 3 - Controls and Procedures, page 14 and page 16, respectively
6. We note your disclosures regarding your chief executive officer and chief financial officer`s evaluation of the effectiveness of disclosure controls and procedures. Please revise to clarify that, if true, they found such disclosure controls and procedures to be effective to ensure that information required to be disclosed by the
Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
7. We note your statement that, "Due to the inherent limitations of the effectiveness of any established disclosure controls and procedures, management cannot provide absolute assurance that the objectives of its disclosure controls and procedures will be met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3428 if you have questions.



								Sincerely,



      Rachel Zablow
      Staff Accountant
Mr. F. Dale Markham
REIT Americas, Inc.
September 9, 2005
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